SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.3)

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share
(Title of Class of Securities)

53225G102

(CUSIP Number)

He Jian

Conner Growth Holding Limited

Sea Meadow House, P. O. box 116 Road Town, Tortola, British Virgin Islands

+(86-21) 6877-2231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

He Jian

51 Tai Seng Ave, #05-02B/C

Pixel Red, Singapore 533941

+(65) 6305 9667

September 28, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

Itelite Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,159,772 ordinary shares(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,159,772 ordinary shares(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,159,772 ordinary shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%(2)

14	TYPE OF REPORTING PERSON
CO

(1) Including 579,886 ADSs, representing 1,159,772 ordinary shares.

(2) The calculation of this percentage is based on 226,142,381 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of June 30, 2022 as informed by the Company.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

Ezbuy Talents Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,561,018 ordinary shares(3)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,561,018 ordinary shares(3)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,561,018 ordinary shares(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%(4)

14	TYPE OF REPORTING PERSON
CO

 (3) Including (a) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited, and (b) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited.

(4) The calculation of this percentage is based on 226,142,381 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of June 30, 2022 as informed by the Company.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

Conner Growth Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
27,137,396 ordinary shares(5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
27,137,396 ordinary shares(5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,137,396 ordinary shares(5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%(6)

14	TYPE OF REPORTING PERSON
CO

(5) Including (a) 19,576,378 ordinary shares and 1,000,000 ADSs, representing 2,000,000 ordinary shares held by Conner Growth Holding Limited, (b) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited, and (c) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited.

(6) The calculation of this percentage is based on 226,142,381 ordinary shares of the Issuer, par value US$US$0.000067 per share, outstanding as of June 30, 2022 as informed by the Company.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

He Jian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
28,997,398 ordinary shares(7)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
28,997,398 ordinary shares(7)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,997,398 ordinary shares(7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%(8)

14	TYPE OF REPORTING PERSON
IN

(7) Including (a) 19,576,378 ordinary shares and 1,000,000 ADSs, representing 2,000,000 ordinary shares held by Conner Growth Holding Limited (b) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited, (c) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited, and (d) 930,001 ADSs, representing 1,860,002 ordinary shares held by He Jian.

(8) The calculation of this percentage is based on 226,142,381 ordinary shares of the Issuer, par value US$US$0.000067 per share, outstanding as of June 30, 2022 as informed by the Company.

13D
CUSIP No. 53225G102

Item 1.	Security and Issuer

This statement on Schedule 13D/A (this "Amendment") relates to ordinary shares, par value US$0.000067 per share (the "Ordinary Shares"), of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the "Issuer"), whose principal executive offices are located at 51 Tai Seng Ave, #05-02B/C, Pixel Red, Singapore 533941. Two Ordinary Shares of the Issuer are represented by one American depository share (the "ADS").

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed on March 6, 2020, the Amendment No. 1 on Schedule 13D/A filed on June 25, 2021, and the Amendment No. 2 on Schedule 13D/A filed on September 23, 2022. Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged. Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 4.	Purpose of Transaction

On September 28, 2022, Conner purchased 5,200,000 Ordinary Shares, representing approximately 2.3% of the total outstanding Ordinary Shares of the Issuer, from an independent third party through arm’s-length negotiation at the price of US$0.51 per share, with its own fund.

In addition, from September 23, 2022 to September 30, 2022, Mr. He Jian personally purchased on the public market an aggregate of 134,983 ADSs at an average price of US$1.06 from his own fund, resulting in his personal holding 930,001 ADSs as of September 30, 2022, and an increase of 134,983 ADSs from the number of shares held by the Reporting Person as of September 23, 2022.

As a result, Mr. He Jian beneficially holding 23,282,998 Ordinary Shares and 2,857,200 ADSs, as of September 30, 2022, representing approximately 12.8% of total outstanding Ordinary Shares of the Issuer, and an increase of 5,200,000 Ordinary Shares and 134,983 ADSs from the number of Ordinary Shares and ADSs held by the Reporting Persons as of September 23, 2022.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Amendment are incorporated herein by reference.

Itelite and Ezbuy are wholly owned subsidiaries of Conner and, accordingly, Conner may be deemed to be interested in the shares held by Itelite and Ezbuy. Itelite may be deemed to own beneficially 1,159,772 Ordinary Shares, representing approximately 0.5% of the total outstanding Ordinary Shares of the Issuer. Ezbuy Talents may be deemed to own beneficially 5,561,018 Ordinary Shares, representing approximately 2.5% of the total outstanding Ordinary Shares of the Issuer. Conner may be deemed to own beneficially 27,137,396 Ordinary Shares, representing approximately 12% of the total outstanding Ordinary Shares of the Issuer. He Jian is the sole beneficial owner of Conner, Ezbuy Talents and Itelite. Pursuant to Rule 13d-3, he may be deemed to have Conner’s, Ezbuy Talents’s and Itelite’s beneficial ownership over the Issuer. Accordingly, He Jian may be deemed to own beneficially 28,997,398 Ordinary Shares, representing approximately 12.8% of the total outstanding Ordinary Shares of the Issuer. This percentage is calculated based on the total of 226,142,381 outstanding ordinary shares as of June 30, 2022, as informed by the Company.

(c)

Except as described in Item 4 which is incorporated herein by this reference, during the past 60 days none of the Reporting Persons has effected any transactions in Ordinary Shares.

(d)

None.

(e)

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2022

Itelite Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Ezbuy Talents Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Conner Growth Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

He Jian

By:	/s/ He Jian
Name:	He Jian